January 27, 2026

David P. Boyle
Chief Executive Officer
Burke & Herbert Financial Services Corp.
100 S. Fairfax Street
Alexandria, VA 22314

       Re: Burke & Herbert Financial Services Corp.
           Registration Statement on Form S-4
           Filed January 26, 2026
           File No. 333-292956
Dear David P. Boyle:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Envall at 202-551-3234 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:    Gregory F. Parisi